                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2003


                              TRANSALTA CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)

     110-12TH AVENUE S.W., BOX 1900, STATION "M", CALGARY, ALBERTA, T2P 2M1
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F         Form 40-F   X
                                  -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                No   X
                                  -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

       EXHIBITS

Exhibit 1     Consent of Ernst & Young LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TRANSALTA CORPORATION
                                            (Registrant)

                                            By: /s/ Alison Love
                                                --------------------------------
                                                Alison Love, Corporate Secretary

Date November 20, 2003